UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

On August 9, 2024, Prenetics Global Limited (the “Company”) completed the previously announced acquisition of Europa Partners Holdings (“Europa”), a health and nutrition distributor based in Charlotte in the United States of North Carolina, the United States of America, pursuant to the Unit Purchase Agreement, dated as of May 23, 2024 (the “Europa Acquisition”), by and among the Company, Europa Global Holdings Inc., a Delaware limited liability company and a wholly-owned subsidiary of the Company. Upon completion of the Europa Acquisition, Europa became an indirect wholly-owned subsidiary of the Company.

The following unaudited pro forma condensed combined financial information and related notes present the historical condensed combined financial information of the Company and its subsidiaries (hereinafter referred to as "Prenetics", "we," "our," "us" and similar terms unless the context indicates otherwise) and Europa after giving effect to the Europa Acquisition that was completed on August 9, 2024 (the "Acquisition Date"). The unaudited pro forma condensed combined financial information gives effect to the Europa Acquisition based on the assumptions, reclassifications and adjustments described in the accompanying notes to the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 is presented as if the Europa Acquisition had occurred on December 31, 2023. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2023 is presented as if the acquisition had occurred on January 1, 2023. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the proposed acquisition, (2) factually supportable, and (3) with respect to the condensed combined statements of profit or loss and other comprehensive income, expected to have a continuing impact on the combined results.

The historical consolidated financial statements of Europa have been adjusted to reflect certain reclassifications in order to align financial statement presentation.

The determination and preliminary allocation of the purchase consideration used in the unaudited pro forma condensed combined financial information are based upon preliminary estimates, which are subject to change during the measurement period (up to one year from the Acquisition Date) as we finalize the valuations of the net tangible and intangible assets acquired.

The unaudited pro forma adjustments are not necessarily indicative of or intended to represent the results that would have been achieved had the transaction been consummated as of the dates indicated or that may be achieved in the future. The actual results reported by the combined company in periods following the acquisition may differ significantly from those reflected in these unaudited pro forma condensed combined financial information for a number of reasons, including cost saving synergies from operating efficiencies and the effect of the incremental costs incurred to integrate the two companies.

The unaudited pro forma condensed combined financial information should be read in conjunction with our historical consolidated financial statements and accompanying notes included in our Annual Report on Form 20-F for the year ended December 31, 2023, and the historical financial statements of Europa for the year ended December 31, 2023 contained in this Form 6-K.

PRENETICS GLOBAL LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION
AS OF DECEMBER 31, 2023
(Expressed in United States dollar)

	Company	Europa	Transaction Accounting Adjustments		Pro Forma Combined
Assets
Goodwill	$29,170,123	$—	$7,953,259	(b)	$37,123,382
Intangible assets	13,424,648	246,000	540,000	(b)	14,210,648
Property, plant and equipment	5,777,794	4,465,358			10,243,152
Interests in equity-accounted investees	98,464,875	—			98,464,875
Financial assets at fair value through profit or loss	9,371,064	—			9,371,064
Deferred tax assets	27,680	—			27,680
Deferred expenses	3,530,756	—			3,530,756
Other non-current assets	743,173	316,145			1,059,318
Non-current assets	160,510,113	5,027,503	8,493,259		174,030,875
Deferred expenses	8,312,890	—			8,312,890
Inventories	3,126,776	6,926,015			10,052,791
Trade receivables	4,058,007	1,713,300			5,771,307
Deposits, prepayments and other receivables	5,284,848	396,114			5,680,962
Amount due from a related company	5,123	—			5,123
Amount due from an equity-accounted investee	132,114	—			132,114
Financial assets at fair value through profit or loss	11,034,200	—			11,034,200
Short-term deposits	16,000,000	—			16,000,000
Cash and cash equivalents	45,706,448	255,202	(11)	(a)	45,961,639
Current assets	93,660,406	9,290,631	(11)		102,951,026
Total assets	$254,170,519	$14,318,134	$8,493,248		$276,981,901
Liabilities
Borrowings	$—	$680,837			$680,837
Deferred tax liabilities	2,614,823	—	113,400	(c)	2,728,223
Warrant liabilities	223,850	—			223,850
Lease liabilities	867,215	2,404,868			3,272,083
Other non-current liabilities	823,345	—			823,345
Non-current liabilities	4,529,233	3,085,705	113,400		7,728,338
Trade payables	1,671,019	9,854,831			11,525,850
Accrued expenses and other current liabilities	8,174,815	1,212,808	613,283	(e)	10,000,906
Borrowings	—	4,246,899			4,246,899
Contract liabilities	6,111,017	—			6,111,017
Lease liabilities	1,502,173	1,355,176			2,857,349
Liabilities for puttable financial instrument	14,622,529	—			14,622,529
Tax payable	7,402,461	—			7,402,461
Current liabilities	39,484,014	16,669,714	613,283		56,767,011
Total liabilities	44,013,247	19,755,419	726,683		64,495,349
Equity
Share capital	18,308	21,000,000	(21,000,000)	(d)	18,308
Reserves	206,339,490	(26,437,285)	(597,943)	(e)	208,684,110
			29,379,848	(b)
Total equity attributable to equity shareholders of the Company	206,357,798	(5,437,285)	7,781,905		208,702,418
Non-controlling interests	3,799,474	—			3,799,474
Total equity	210,157,272	(5,437,285)	7,781,905		212,501,892
Total equity and liabilities	$254,170,519	$14,318,134	$8,508,588		$276,997,241

See notes to unaudited pro forma condensed combined financial information

PRENETICS GLOBAL LIMITED
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2023
(Expressed in United States dollar, except share and per share amounts)

	The Company	Europa	Transaction Accounting Adjustments		Pro Forma Combined
Continuing operations
Revenue	$21,742,675	$51,110,058			$72,852,733
Direct costs	(12,912,788)	(43,029,392)			(55,942,180)
Gross profit	8,829,887	8,080,666	—		16,910,553
Other income and other net gains/(losses)	4,507,103	(9,323)			4,497,780
Selling and distribution expenses	(8,243,379)	—	(806,261)		(9,049,640)
Research and development expenses	(11,661,760)	—			(11,661,760)
Impairment loss of goodwill	(3,900,268)	—			(4,183,721)
Administrative and other operating expenses	(41,438,301)	(15,564,284)	1,089,714		(56,562,154)
			(36,000)	(b)
			(613,283)	(e)
Operating loss from continuing operations	(51,906,718)	(7,492,941)	(649,283)		(60,048,942)
Fair value loss on financial assets at fair value through profit or loss	(7,134,786)	—			(7,134,786)
Fair value gain on warrant liabilities	3,351,035	—			3,351,035
Share of loss of equity-accounted investees, net of tax	(858,900)	—			(858,900)
Other finance costs	(119,662)	(1,060,687)			(1,180,349)
Loss before taxation	(56,669,031)	(8,553,628)	(649,283)		(65,871,942)
Income tax credit	269,359	—	7,560	(c)	276,919
Loss from continuing operations	(56,399,672)	(8,553,628)	(641,723)		(65,595,023)
Discontinued operation
Loss from discontinued operation, net of tax	(8,377,660)	—			(8,377,660)
Loss for the year	(64,777,332)	(8,553,628)	(641,723)		(73,972,683)
Other comprehensive income for the year	1,795,623	—			1,795,623
Total comprehensive income for the year	$(62,981,709)	$(8,553,628)	$(641,723)		$(72,177,060)
Loss attributable to:
Equity shareholders of the Company	$(62,723,871)				$(71,919,222)
Non-controlling interests	(2,053,461)				(2,053,461)
	$(64,777,332)				$(73,972,683)
Total comprehensive income attributable to:
Equity shareholders of the Company	$(61,112,335)				$(70,307,686)
Non-controlling interests	(1,869,374)				(1,869,374)
	$(62,981,709)				$(72,177,060)
Loss per share
Basic and diluted weighted average shares outstanding ordinary shares	11,246,010				11,246,010
Basic and diluted net loss per share ordinary shares	$(5.58)				$(6.40)
Loss per share - Continuing operations
Basic and diluted weighted average shares outstanding ordinary shares	11,246,010				11,246,010
Basic and diluted net loss per share ordinary shares	$(4.83)				$(5.65)

See notes to unaudited pro forma condensed combined financial information

PRENETICS GLOBAL LIMITED
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.Basis of Pro Forma Presentation

The unaudited pro forma condensed combined statement of financial position as of December 31, 2023 combines our historical condensed consolidated statement of financial position with the historical condensed balance sheet of Europa and has been prepared as if the Europa Acquisition had occurred on December 31, 2023. The unaudited pro forma condensed combined statements of profit or loss and other comprehensive income for the year ended December 31, 2023 combine our historical condensed consolidated statements of income with Europa's historical statements of operations and have been prepared as if the acquisition had occurred on January 1, 2023. The historical financial information is adjusted in the unaudited pro forma condensed combined financial information to give effect to pro forma events that are (1) directly attributable to the proposed acquisition, (2) factually supportable, and (3) with respect to the condensed combined statements of profit or loss and other comprehensive income, expected to have a continuing impact on the combined results.

The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X. The management has determined that the Company is the accounting acquirer, which will be accounted for under the acquisition method of accounting for business combinations in accordance with IFRS 3 Business Combinations. The allocation of the preliminary estimated purchase price with respect to the acquisition is based upon management’s estimates of and assumptions related to the fair values of assets to be acquired and liabilities to be assumed as of August 9, 2024, using currently available information. Due to the fact that the unaudited pro forma condensed combined financial statements have been prepared based on these preliminary estimates, the final purchase price allocation and the resulting effect on Europa’s financial position and results of operations may differ materially from the pro forma amounts included herein.

The preliminary purchase price allocation presented below is based on management’s estimate of the fair value of tangible and intangible assets acquired and liabilities assumed using information that is currently available. The excess of the purchase price over the fair value of net assets acquired will be allocated to goodwill. The final allocation of the purchase price will be based on a comprehensive final evaluation of tangible and intangible assets acquired and liabilities assumed.

Significant judgment is required to estimate the fair value of tangible and intangible assets acquired, liabilities assumed, as well as the useful life and pattern of expected benefit for acquired intangible assets. The fair value estimates and useful life for acquired intangible assets are based on available historical information, future expectations, and assumptions deemed reasonable by management, but are inherently uncertain. The preliminary fair values of intangible assets are generally determined using an income method, which is based on forecasts of the expected future cash flows attributable to the respective assets. Preliminary fair values for certain intangibles were determined using a cost approach that measures the value of an asset by estimating the cost to acquire or develop comparable assets. Significant estimates and assumptions inherent in the valuations reflect consideration of other marketplace participants, the amount and timing of future cash flows (including expected growth rates, discount rate and profitability), royalty rates used in the relief of royalty method, and the discount rate applied to the cash flows. Unanticipated market or macroeconomic events and circumstances may occur, which could affect the accuracy or validity of the estimates and assumptions. The key assumptions of the cost approach include replacement cost, functional and economic obsolescence, and remaining useful life.

The estimated values of the assets acquired and liabilities assumed will remain preliminary for a period of time after the Closing until the Company determines the fair values of the assets acquired and liabilities assumed. The final determination of the purchase price allocation will be completed as soon as practicable after the completion of the acquisition and will be based on the fair values of the assets acquired and liabilities assumed as of the Closing Date. The final amounts allocated to assets acquired and liabilities assumed could differ significantly from the amounts presented in the unaudited pro forma condensed combined financial statements.

The pro forma adjustments described below were developed based on Prenetics management’s assumptions and estimates, including assumptions relating to the consideration paid and the allocation thereof to the assets acquired and liabilities assumed from Europa based on preliminary estimates of fair value. The final purchase consideration and the allocation of the purchase consideration will differ from that reflected in the unaudited pro forma condensed combined financial information after final valuation procedures are performed and amounts are finalized following the completion of the acquisition.

The unaudited pro forma condensed combined financial information is provided for illustrative purposes only and does not purport to represent what the actual consolidated statements of profit or loss and other comprehensive income or the consolidated statement of financial position of the combined company would have been had the acquisition occurred on the dates assumed, nor are they necessarily indicative of future consolidated statements of profit or loss and other comprehensive income or statement of financial position.

The unaudited pro forma condensed combined financial information does not reflect any integration activities or cost savings from operating efficiencies, synergies, asset dispositions or other restructurings that could result from the acquisition.

2.Preliminary Purchase Consideration and Related Allocation

Pursuant to the unit purchase agreement, we paid $11 in cash on August 9, 2024 to existing Europa unit holders.

The following table summarizes the preliminary allocation of the assets acquired and liabilities assumed based on their fair values on the assumed acquisition date and the related estimated useful lives of the amortizable intangible assets acquired:

Current assets	$6,845,604
Non-current assets	3,863,130
Current liabilities	(8,235,531)
Non-current liabilities, net of deferred tax liabilities	(10,853,051)
Deferred tax liabilities	(113,400)
Intangible assets	540,000
Goodwill	7,953,259
Total purchase price	$11

We believe the amount of goodwill resulting from the allocation of purchase consideration is primarily attributable to expected synergies from future growth, and from expansion of the geographical segments. Goodwill is not expected to be deductible for tax purposes. In accordance with IFRS 3, goodwill will not be amortized but instead will be tested for impairment at least annually and more frequently if certain indicators of impairment are present. In the event that goodwill has become impaired, we will record an expense for the amount impaired during the fiscal quarter in which the determination is made.

Upon completion of the fair value assessment, it is anticipated that the final purchase price allocation will differ from the preliminary assessment outlined above. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities and residual amounts will be allocated to goodwill.

3.Pro Forma Adjustments

The pro forma adjustments included in the unaudited pro forma condensed combined financial information are as follows:

a.To record the adjustments related to cash consideration paid.
b.To record preliminary fair values of the intangible assets acquired in connection with the Europa Acquisition and associated amortization expenses.
c.To record approximately $113,400 preliminary non-current net deferred tax liabilities adjustment related to the acquisition.
d.To eliminate Europa historical unit.
e.To record acquisition related transaction costs of $613,283 on legal fees and due diligence costs related to the Europa Acquisition.